March 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Jenifer Gallagher, Karl Hiller, Danielle Matthews and Jonathan Duersch

Re:	AleAnna, Inc.

Form 10-K for the Fiscal Year ended December 31, 2024

File No. 001-41164

Ladies and Gentlemen:

On behalf of AleAnna, Inc. (“AleAnna” or the “Company”), the Company is submitting via EDGAR for review by the United States Securities and Exchange Commission (the “Commission”) responses of the Company to the comments received from the Division of Corporation Finance and the Office of Chief Accountant of the Commission in telephonic conversations held on January 30, 2026 and February 10, 2026, on Form 10-K for the Fiscal Year ended December 31, 2024 (the “Form 10-K”), filed by AleAnna on March 31, 2025.

Set forth below in bold are the verbal comments of the staff of the Commission and immediately below each such comment is the Company’s response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.

Form 10-K for the Fiscal Year ended December 31, 2024

1.	Please describe the legal rights and obligations that were given up in exchange of the Class 1 Preferred Units of AleAnna Energy, LLC for Class A and Class C Common Stock of the Company.

Response: The Class 1 Preferred Units granted holders priority distribution rights and a contractually defined minimum return. In particular, holders were entitled to receive the greater of a 3.5x multiple of invested capital (MOIC), or a 35% per-annum internal rate of return (“IRR”), compounded quarterly, with distributions applied first to satisfy the IRR and then to return capital.

The units also included redemption features, including an Optional Redemption Right and a Company Sale Transaction Redemption Right, each generally resulting in the same economic outcome—a 3.5x return or a 35% annual IRR. The Class 1 Preferred Unitholders also possessed voting rights and voted with common unitholders.

Exchange for Class A and Class C Common Stock

During negotiations with Swiftmerge Acquisition Corp. (“Swiftmerge”) and other investors, the parties agreed on the number of Class A, Class C and warrant issuances. Swiftmerge and the new investors collectively represented approximately 2.1% of voting interests (1.3% economic), or up to 16.3% voting (9.9% economic) on a fully diluted basis including warrants.

The remaining approximate 65 million Class A and Class C shares were allocated among existing AleAnna Energy LLC owners based on their economic ownership at the transaction date. Because the capital structure included both Common Units and Class 1 Preferred Units, the Board treated the Class 1 Preferred Units as having 3.5x economic weight (consistent with the contractual Class 1 payout) when determining ownership percentages. This resulted in the pre-transaction ownership split of approximately 97% / 3%, as disclosed in the Form 10-K on page F-8.

Rights Relinquished

In exchanging their Class 1 Preferred Units for AleAnna Class A and Class C shares, holders gave up: priority distribution rights, the 3.5x MOIC or 35% IRR payout entitlement, and the associated redemption rights. While these economic preferences were relinquished, holders received an allocation of AleAnna shares that reflected a 3.5x credit in share count, consistent with the economic rights embedded in the Class 1 Preferred Units.

2.	Does the Company believe that the exchange of those legal rights and obligations was substantive in terms of altering the value or quality of the interests held, despite the exchange occurring among entities under common control.

Response: The Company believes the exchange was substantive notwithstanding elements of common control. While Nautilus Resources LLC (“Nautilus”) held a controlling financial interest in AleAnna Energy LLC and an indirect controlling financial interest in AleAnna prior to the transaction, this resulted in reverse recapitalization accounting. The transaction was not wholly among entities under common control and introduced new, unrelated investors through an Up-C structure.

This is due to the following factors:

●	The introduction of outside investors. The Swiftmerge founders and other third-party investors acquired approximately 2% of the voting interest at closing, with the potential to increase to up to approximately 16% upon the exercise of warrants. This represents a non-pro rata change in ownership and rights.

●	The change in form of ownership. The former owners of AleAnna Energy LLC transitioned from a direct wholly-owned interest in AleAnna Energy LLC to an indirect interest through Class A units outside the partnership within the Up-C.

●	The Substantive alteration of rights and obligations. The Up-C structure and issuance of new equity and warrants to unrelated parties altered the interests held beyond a mere reorganization among entities under common control.

Accordingly, the Company does not believe the transaction is analogous to a stock split considering the legal structure of an Up-C and the introduction of new investors which provides a non-pro-rata conversion to new equity.

3.	If the exchange was substantive, describe the manner in which they were measured in arriving at the exchange ratio described on page F-8 of the Form 10-K.

Response: The reference to each AleAnna Energy LLC member receiving its “pro rata portion” of Class A Common Stock or Class C Common Stock (together with the corresponding Class C HoldCo Units) describes the allocation of the remaining equity of AleAnna between the historical members of AleAnna Energy LLC following the allocation of Class A units to new investors.

In determining this allocation, the Class 1 Preferred Units were first converted at a 3.5:1 ratio, followed by the conversion of the common units. After giving effect to these conversions, Nautilus held approximately 97% of the aggregate economic interests in AleAnna Energy LLC and therefore received approximately 97% of the total Class A and Class C equity of AleAnna issued to historical owners, with the balance issued to the other shareholder(s).

As noted above, this pro rata allocation to existing owners represents only one component of the broader transaction. The transaction also included meaningful participation from new third-party investors (representing approximately 2% to 16% ownership, or 1.3% to 9.9% on an economic basis) and the establishment of an Up-C structure that changed the form of Nautilus’s ownership from a direct interest to an indirect interest. The Company believes these elements demonstrate that the transaction was substantive and that the resulting recognition and presentation of the new equity structure appropriately reflects a substantive change occurring at a point in time.

4.	Given that the reverse merger recapitalization resulted in a change of the specific entities that make up the group of entities for which consolidated financial statements are presented, please elaborate on how you have viewed the requirements of FASB ASC 250-10-45-21, which requires retrospective presentation for a change in reporting entity.

Response: The Company does not believe ASC 250-10-45-21 applies to the Company’s fact pattern because the Up-C transaction did not constitute a “change in reporting entity” as defined in ASC 250-10-20. The transaction did not involve transfers of net assets or exchanges of equity interests among entities under common control. Key facts supporting this conclusion include the following:

●	Swiftmerge is a special purpose acquisition company and was not under common control with AleAnna Energy LLC or AleAnna at any time prior to closing.

●	AleAnna was newly formed in connection with the transaction and held no substantive assets or liabilities prior to closing.

●	No change occurred to the net assets under the common control of Nautilus, as those assets remained within AleAnna Energy LLC throughout the transaction.

●	The Up-C structure introduced new investors who contributed the net assets of Swiftmerge (primarily cash) in exchange for newly issued equity interests.

Per ASC 250-10-20, a “change in reporting entity” is limited to circumstances such as:

(a)	presenting consolidated or combined statements in place of individual-entity statements;

(b)	changing the specific subsidiaries included in consolidated financial statements; or

(c)	changing entities included in combined statements.

Based on the transaction structure none of these conditions are met. Accordingly, the Company does not believe retrospective presentation is required.

5.	FASB ASC 260-10-55-17, which specifies that in reorganizations EPS computations shall be based on analysis of the particular transaction and the provisions of this subtopic. Please describe how you have analyzed this particular transaction as it relates to the provision of this subtopic.

Response: The Company analyzed the transaction in accordance with ASC 260-10-55-17, which requires entities to evaluate reorganizations based on the specific facts and circumstances of the transaction and the provisions of ASC 260. As referenced in our response to Comment 2 in our letter dated August 6, 2025 (Section II), our evaluation considered the transaction structure, the related equity arrangements, and the applicability of reverse acquisition guidance to EPS.

Upon further consideration, including the Staff’s comments, a review of peer precedent, and additional internal analysis, the Company believes that retrospective presentation of pre-transaction EPS is not required. Although reverse acquisition guidance generally requires retrospective adjustment of the equity structure for EPS purposes, the Company concluded that the equity structure itself is not retrospectively presented in the financial statements. Retrospectively adjusting EPS in isolation would therefore create an inconsistency between the historical financial statements and the associated EPS computations. We will remove the previously presented 2024 EPS computation in our 2025 Form 10-K, as such computation was not required.

6.	With regard to paragraph i.5 of your response dated August 6, 2025, you state “the terms of the transaction did not include a defined exchange ratio that could be applied on a unit per share basis.” Given that a formula had been established to determine the pro rata portion of the shares to be issued on page F-8 of the Form 10-K and considering you have utilized the implied conversion ratio in your computation of EPS on page F-21 of the Form 10-K, please describe the formula that was used and identify those facets of the formula that you believe resulted in an improper measure of the weighted average number of shares in the Form 10-K, which you have described as ensuring comparability.

Response: As noted in our responses to Questions 2 and 3 above, the reference to a “pro rata” allocation on page F-8 in the Form 10-K describes only how the former members of AleAnna Energy LLC divided the Class A and Class C equity after factoring in the Class A Units and warrants to new investors. The Merger Agreement did not prescribe an exchange ratio; it only specified the number of Class A and Class C Units to be issued. The ultimate allocation was determined by AleAnna Energy LLC’s board based on the members’ historical economic ownership.

EPS is presented in the Form 10-K, which the Company believes should not have been presented, including the following components:

●	Numerator – The Company utilized income attributable to the Class A Units (excluding non-controlling interests), and included the deemed dividend related to the Class 1 Preferred Units outstanding during the period.

●	Denominator – The Company adjusted the weighted average shares outstanding during the period assuming all units (both Common Units and Class 1 Preferred Units) converted to Class A Units. Average outstanding units were weighted for the timing of additional Class 1 Preferred Units that were issued for cash during the period. In computing weighed average units, the Company used the conversion ratio of total units (Common Units plus Class 1 Preferred Unit) totaling 372,214 compared to total Class A Units received by the former owners of AleAnna Energy LLC (39,104,076). The implied conversion ratio is 1.05.

Since the historical equity statements of AleAnna were not retrospectively adjusted to provide non-controlling interest nor to eliminate the Class 1 Preferred Units, the Company does not believe the computation of EPS should reflect such adjustments in computing the denominator in the computation. We respectfully propose to remove the previously presented 2024 EPS computation in our 2025 Form 10-K, as such computation was not required.

7.	Please describe the new ownership percentages of the investors that came in as part of the business combination.

Response: See the response to Questions 2 and 3 above for a narrative response related to the ownership percentages from both an economic and voting perspective. Please see below table detailing ownership pre- and post-transaction and the proforma dilution if all warrants are exercised.

	Pre-Transaction	Transaction 3.5x conversion	Post-Transaction	Post-Transaction Proforma fully diluted
Natalius Resource LLC	94.98%	96.974%	94.85%	81.16%
Bonanza Creek	5.02%	3.026%	2.96%	2.53%
Other holders	n/a	n/a	2.19%	1.87%
Warrants (if converted)	n/a	n/a	n/a	14.43%
Total	100%	100%	100%	100%

* * * * * *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (469) 398-2200.

Very truly yours,

/s/ Ivan Ronald
Ivan Ronald
Chief Financial Officer

cc:	Jennifer T. Wisinski, Haynes and Boone, LLP Stephen W. Grant Jr., Haynes and Boone, LLP

5